FILE NO. 70-9343

                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

               				     NORTHEAST UTILITIES ("NU")
			          NORTHEAST UTILITIES SERVICE COMPANY ("NUSCO")

             CERTIFICATE OF PARTIAL CONSUMMATION WITH RESPECT TO
                    GUARANTEES ISSUED BY NU IN SUPPORT OF
                   OBLIGATIONS OF NONUTILITY SUBSIDIARIES


     Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Holding Company Act of 1935, as amended, NU and NUSCO (collectively, the "Applicants") hereby report and certify as follows:

     On November 30, 1998, NU partially consummated the transactions as contemplated in the Application/Declaration, as amended (the "Application") in File No. 70-9343, insofar as the Application related to issuance of guarantees by NU in support of the obligations of nonutility subsidiaries (the "Transactions"). The Transactions were carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued on November 12, 1998 in this file (SEC Release No. 35-26939, File No. 70-9343).

The following additional exhibits are filed herewith:

B.1 NU Guaranty (execution copy), dated as of November 30, 1998, made by NU, in favor of the Participating Banks, the Issuing Bank and the Administrative Agent, all named in a $50,000,000 Letter of Credit and Reimbursement Agreement, dated as of November 30, 1998, among Select Energy, Inc., the Participating Banks, the Administrative Agent, the Issuing Bank and Documentation Agent, and the Syndication Agent named therein.

B.2	NU Performance Guaranty of Select Energy, Inc. All Requirements Power
Supply Agreement with Boston Edison Company (execution copy), dated as of November 30, 1998.

December 10, 1998

NORTHEAST UTILITIES
NORTHEAST UTILITIES SERVICE COMPANY
BY	  /s/David R. McHale
Name:  David R. McHale
Title:  Vice President and Treasurer